Exhibit (a)(5)(K)

Box, Inc. Announces Final Results of Modified Dutch Auction Tender Offer

REDWOOD CITY, Calif., July 2, 2021 — (BUSINESS WIRE) — Box, Inc. (NYSE: BOX) (“Box”), the leading Content Cloud, today announced the final results of its “modified Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on June 29, 2021.

Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of 9,248,694 shares of Box’s Class A common stock, par value $0.0001 per share (each share of Box’s Class A common stock, a “Share,” and collectively, “Shares”), were properly tendered and not properly withdrawn at or below the purchase price of $25.75 per Share.

Box has accepted for purchase a total of 9,248,694 Shares through the tender offer at a price of $25.75 per Share, for an aggregate cost of approximately $238 million, excluding fees and expenses relating to the tender offer. The total of 9,248,694 Shares that Box has accepted for purchase represents approximately 5.6% of the total number of Shares outstanding as of July 1, 2021. The Box Board of Directors has authorized Box to use the unused portion of the $500 million intended for the tender offer to opportunistically repurchase additional Shares.

Morgan Stanley & Co. LLC acted as dealer manager for the tender offer. Box stockholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Innisfree M&A Incorporated, toll-free at 1 (877) 750-8233.

About Box, Inc.

Box (NYSE:BOX) is the leading Content Cloud that enables organizations to accelerate business processes, power workplace collaboration, and protect their most valuable information, all while working with a best-of-breed enterprise IT stack. Founded in 2005, Box simplifies work for leading organizations globally, including AstraZeneca, JLL, and Morgan Stanley. Box is headquartered in Redwood City, CA, with offices in the United States, Europe, and Asia. To learn more about Box, visit http://www.box.com. To learn more about how Box powers nonprofits to fulfill their missions, visit Box.org.

Forward-Looking Statements

This press release may include statements that may constitute “forward-looking statements,” including statements regarding the closing of the tender offer, Box’s expectations regarding its purchase of Shares in the tender offer, the amount of Shares to be purchased, the purchase price per Share, other terms and conditions of the tender offer, and Box’s future use of the unused portion of the $500 million intended for the tender offer to opportunistically repurchase shares (the timing of such repurchases being dependent upon a variety of factors including market conditions and other corporate considerations), as well as statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of Box and its subsidiaries to differ materially from the forward-looking statements. Factors that could contribute to such differences include (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in our business, financial condition or cash flows, and (4) the factors identified under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2021, as amended, our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2021, and in other reports filed by Box with the SEC. Box undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this release.

Contacts

Investors:

Cynthia Hiponia and Elaine Gaudioso

+1 650-209-3467

ir@box.com

Media:

Denis Roy and Rachel Levine

+1 650-543-6926

press@box.com